June 13, 2007

Kathryn McHale, Esq.

Staff Attorney

Mail Stop 4561

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BCSB Bankcorp, Inc.

Form S-1, amendment number 1

Filed on May 11, 2007

File No. 333-141572

Dear Ms. McHale:

On behalf of BCSB Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on May 11, 2007.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on May 25, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus included in the Amended Registration Statement also reflects revised disclosure in response to legal and accounting comments received from the Office of Thrift Supervision (“OTS”). A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, is included with this letter.

Offering Prospectus

Summary, page 1

Comment 1.	We note that you will need to update your financial information. Here and throughout the prospectus, please be sure that your textual discussion is at least as current as the financial information you provide.

Response to Comment 1.	The financial information has been updated throughout the prospectus.

Kathryn McHale, Esq.

June 13, 2007

Our Business Strategy, page 3 and 81

Comment 2.	Please revise your added disclosure to include the correct date of departure.

Response to Comment 2.	The disclosure has been revised on pages 3 and 70 of the prospectus.

Benefits of the Conversion to Management, page 11

Comment 3.	Please indicate that the tabular presentation is in thousands of dollars.

Response to Comment 3.	The requested disclosure has been provided on page 12 of the prospectus.

How We Will Use the Proceeds…, page 16

Comment 4.	Regarding the footnote (1), please quantify the amounts that will be contributed towards this matter at the minimum and midpoint and give the amount of the shortfall.

Response to Comment 4.	The requested disclosure has been provided on pages 17 and 28 of the prospectus.

Comment 5.	Where appropriate, please describe the consequences or lack of consequences on operations of failing to meet the 10% figure.

Response to Comment 5.	The requested disclosure has been provided on pages 11 and 103 of the prospectus.

Comment 6.	We note that this and other footnote text in the filing is very small. Please ensure that your text is at least 10 point in the final printing.

Response to Comment 6.	We note Rule 420, which provides that to the extent necessary for convenient presentation, financial statements and other tabular data may be in 8-point type. We have reviewed the prospectus and increased the type size of tabular data to at least 8 point and larger if possible, and we have ensured that the text is at least 10 point.

Kathryn McHale, Esq.

June 13, 2007

Recent Developments

Comparison of Operating Results for the Six Months Ended March 31, 2007 and 2006

Other Income, page 28

Comment 7.	We note your disclosure that you recorded a $1.5 million valuation allowance on loans held for sale in other income during the quarter ended March 31, 2007.

• the nature of the loans transferred to held for sale;

• when you transferred the loans;

• the loans’ carrying value and related allowance for loan losses at the time of the transfer;

• the estimated fair value of the transferred loans at the time of the transfer;

• how you determined the estimated fair value of the loans;

• the journal entry used to record the transfer;

• when you recorded the $1.5 million valuation allowance;

• how you determined the amount of the valuation allowance; and

• your basis for presenting the valuation allowance as other income.

Refer to the March 26, 2001 Interagency Guidance on Loans Held for Sale.

Response to Comment 7.	Please be advised:

• The loans transferred to held for sale were performing, fixed rate, one-to-four family mortgages with a weighted average coupon of 4.79%.

• The loans were transferred with an effective date of March 21, 2007 after the Board of Directors approved the Plan of Conversion and Reorganization on February 14, 2007.

• The loans had a carrying amount of $49.2 million at the time of transfer. As all of the loans transferred were performing, there was no allowance associated with these credits.

• The estimated fair value at the time of transfer was $47.7 million.

• BCSB Bankcorp, Inc. (“BCSB”) determined the fair value of these loans based on an offer to purchase these loans base upon a valuation prepared by Sandler O’Neill Mortgage Finance.

Kathryn McHale, Esq.

June 13, 2007

• The journal entry used to record the transfer was the following:

Loans – HFS	$47.7
Valuation allowance	1.5

Loans receivable	$49.2

• BCSB recorded the valuation allowance with an effective date that coincided with their transfer on or about March 21, 2007.

• BCSB determined the valuation allowance based upon the difference between the valuation prepared by Sandler O’Neill Mortgage Finance and the carrying amount.

•        As the valuation allowance was the result of the low coupon of these loans compared to market rates, and that there was no indication of impairment, BCSB believes classifying the valuation allowance in Other Income is appropriate and consistent with TFR instructions.

Management’s Discussion and Analysis

Comparison of Operating Results for the Years Ended September 30, 2006 and 2005

Other Income, Page 80

Comment 8.	We note your revised disclosure in response to comment 30 of our letter dated April 27, 2007. Please revise to describe and quantify the estimated impact of the change to using 80% of the published wholesale value on your net charge-offs, provision for loan losses, and loss on repossessed assets for 2006.

Response to Comment 8.	In the beginning of fiscal 2006, BCSB Bankcorp began carrying repossessed automobiles on its consolidated statement of financial condition at 80% of their published wholesale value. Although this was considered to be a conservative approach, there were instances when due to the condition of the repossessed automobile that BCSB Bankcorp realized less than its estimate. Because BCSB Bankcorp was dealing with small dollar automobile loans it did not consider the application of the 20% discount in 2006 to have a significant effect upon net charge-offs, the provision for loan losses or the loss on repossessed assets because the estimate only affected those repossessed assets in its possession as of the balance sheet date, which approximated $26,000 and $86,000 as of September 30, 2006 and 2005, respectively. BCSB Bankcorp’s losses are also minimally impacted by the fact that automobiles

Kathryn McHale, Esq.

June 13, 2007

tend to depreciate quicker than the amortization of the associated loans.

How we determined the Offering Range…, Page 147

Comment 9.	Please disclose any other revenue received by Feldman Financial and its affiliates from BCSB Bancorp and its affiliates during the past two years or disclose that there was none. Note also for the exchange offer prospectus.

Response to Comment 9.	The requested disclosure has been provided on page 137 of the prospectus and page 146 of the exchange offer prospectus.

BCSB Bankcorp, Inc. Consolidated Financial Statements, page F-1

General

Comment 10.	We note that BCSB Bankcorp filed its March 31, 2006 Form 10-Q on May 11, 2007 and that this amendment includes a Recent Development discussion and Management’s Discussion and Analysis for the six-months ended March 31, 2007. In you next amendment, please include BCSB Bankcorp’s updated financial statements.

Response to Comment 10.	Updated financial statements have been provided in the Amended Registration Statement.

Note 1—Summary of Significant Accounting Policies, page F-9

Comment 11.	We note your supplemental response to comment 37 of our letter dated April 27, 2007. In your response you state that the use of 80% of published wholesale values was selected based on management’s estimate and that no formal analysis was performed to support the discount. Excluding loan deficiencies included in your “loss on repossessed assets,” the difference between the estimated collateral value of repossessed automobiles and the cash proceeds received continues to appear significant, even with the use of 80% of the published wholesale value as you estimate of collateral value. In light of the significant difference, please describe for us how management determined that using 80% of the published wholesale value was an appropriate and reasonable estimate of collateral fair value for repossessed automobiles. Explain why this type of discount was not considered during 2005.

Kathryn McHale, Esq.

June 13, 2007

Response to Comment 11.	As a result of the increase in the amount of losses on repossessed assets that were experienced in 2005, management of BCSB Bankcorp determined that it was appropriate to review its valuation for repossessed assets (which consisted entirely of automobile loan collateral). Management determined that the proceeds received from the auctioneer were sometimes less than the published wholesale values because those values represent what retail dealers typically pay for automobiles from auctioneers. The use of an auctioneer was considered to be the most expedient method of disposal even though it sometimes resulted in less proceeds and a greater deficiency to be collected from the defaulted borrower. Because the difference was considered minimal and due to limited staff, management did not think it necessary to perform a detailed analysis to determine the appropriate discount to be used; however based upon the opinions of its very experienced personnel in its automobile lending area it estimated that a 20% discount from the published wholesale values was appropriate and justifiable. Because the time period from when BCSB Bankcorp takes possession of the collateral to its ultimate disposition is generally within 30 days, management does not believe that applying a discount in 2005 or a greater discount in 2006 would result in a materially different loss in either period. The loss on repossessed assets is also affected by the inclusion of loan deficiencies on certain loans collateralized by automobiles that were repossessed.

Comment 12.	As a related matter, please quantify for us, as dollars or a percentage, your estimate of towing, storage, and auction related fees that impacted the cash proceeds received on sales of repossessed automobiles. Tell us how you considered whether these costs should be included in the estimated net realizable value of repossessed automobiles.

Response to Comment 12.	Costs associated with repossession of automobiles and the subsequent sale through auction typically include:

• Towing of vehicle - $300 - $500

• Storage of vehicle - $165

• Title transfer fees - $23

• Auctioneer’s fee - $125

The auctioneer’s fee is netted from the proceeds from the sale of the collateral. Other costs associated with the repossession of collateral are expensed as incurred.

Kathryn McHale, Esq.

June 13, 2007

Comment 13.	We note your supplemental response to comment 38 of our letter dated April 27, 2007. In light of the significance of the provision and allowance for loan losses and related assets quality disclosures in evaluating a bank’s performance and financial condition, please provide us with a comprehensive analysis describing how you evaluated the impact of this error on your allowance and provision for loan losses and your Industry Guide 3 disclosures. Quantify the impact of this error on your Industry Guide 3 and related asset quality disclosures.

Response to Comment 13.	The following table presents the pro forma effects of the Company’s allowance for loan losses to give effect to the reclassification of loan deficiencies that were reported in “Loss on repossessed assets.”

The following table sets forth an analysis of BCSB’s allowance for loan losses for the periods indicated as originally reported.

	At September 30,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Balance at the beginning of the period	$2,746	$2,587	$2,698	$2,199	1,563

Loans charged-off:
Real estate mortgage
Single-family residential	—	—	—	—	—
Multi-family residential	—	—	—	—	—
Commercial	—	—	—	—	—
Construction	—	—	—	—	—
Commercial loans secured	—	—	—	—	159
Consumer	275	392	1,021	1,239	530

Total charge-offs	275	392	1,021	1,239	689
Recoveries:
Real estate mortgage:
Single-family residential	—	—	—	—	—
Multi-family residential	—	—	—	—	—
Commercial	—	—	—	—	—
Construction	—	—	—	—	—
Commercial loans secured	—	—	—	—	—
Consumer	317	383	423	379	429

Total recoveries	317	383	423	379	429
Net loans recovered (charged off)	42	(9)	(598)	(860)	(260)
(Recovery) provision for loan losses	(109)	168	487	1,359	509
Allowance assumed in the acquisition	—	—	—	—	387

Balance at the end of period	$2,679	$2,746	$2,587	$2,698	2,199

Ratio of net charge-offs to average loans outstanding during the period	.01%	.01%	.16%	.22%	.09%

Ratio of provision for loan losses to gross loans	(.02)%	.03%	.12%	.22%	.09%

Kathryn McHale, Esq.

June 13, 2007

The following table sets forth an analysis of the Bank’s allowance for loan losses for the periods indicated (Pro Forma).

	At September 30,
	2006	2005	2004	2003	2002
	(Dollars in thousands)
Balance at the beginning of the period	$2,746	$2,587	$2,698	$2,199	1,563
Loans charged-off:
Real estate mortgage
Single-family residential	—	—	—	—	—
Multi-family residential	—	—	—	—	—
Commercial	—	—	—	—	—
Construction	—	—	—	—	—
Commercial loans secured	—	—	—	—	159
Consumer	579	695	1,254	1,239	530

Total charge-offs	579	695	1,254	1,239	689
Recoveries:
Real estate mortgage:
Single-family residential	—	—	—	—	—
Multi-family residential	—	—	—	—	—
Commercial	—	—	—	—	—
Construction	—	—	—	—	—
Commercial loans secured	—	—	—	—	—
Consumer	317	383	423	379	429

Total recoveries	317	383	423	379	429
Net loans charged off	(262)	(312)	(831)	(860)	(260)
Provision for loan losses	195	471	720	1,359	509
Allowance assumed in the acquisition	—	—	—	—	387

Balance at the end of period	$2,679	$2,746	$2,587	$2,698	2,199

Ratio of net charge-offs to average loans outstanding during the period	.05%	.07%	.22%	.22%	.09%

Ratio of provision of loan losses to gross loans	.04%	.09%	.17%	.22%	.09%

BCSB Bankcorp has reviewed its Form 10-K for the year ended September 30, 2006 that was filed on December 22, 2007 and has determined that the only Guide 3 Disclosure ratios that may be affected by such a reclassification would be the “Provision for loan losses to gross loans” and the “Net charge-offs to average loans outstanding.” BCSB Bankcorp respectfully submits that the significance of such a change is not material to the overall asset quality and performance of BCSB Bankcorp to warrant modification.

Further, BCSB Bankcorp does not believe that a reclassification would affect the allocation of the allowance for loan losses because its methodology for consumer loans has been to allocate 100% of any consumer loans over 60 days delinquent plus 80 basis points of

Kathryn McHale, Esq.

June 13, 2007

the outstanding principal balance of the remaining consumer portfolio.

Management’s analysis evaluating the impact of this error on the allowance and provision for loan losses and Industry Guide 3 disclosures has been analyzed in light of SAB 99. BCSB Bankcorp reaffirms the following which was included in our response dated May 11, 2007:

• There is no effect on net income, statements of financial condition or stockholders’ equity.

• There is no effect on operating cash flow.

• There would be no effect on the balance of the Allowance for Loan Losses presuming the charge-offs would be funded by a similar provision amount.

• The allowance coverage ratio would remain unchanged.

• Management is aware of the importance of accurately reporting the provision and the allowance and believed in good faith that the accounting treatment was appropriate.

• This was not an intentional misstatement.

• There is no effect on compliance with regulatory requirements.

• There is no effect on any incentive compensation.

• Management’s Discussion and Analysis has been revised to quantify the loan deficiency amounts included in the line item “Loss on repossessed assets.”

• As previously disclosed, management has ceased its indirect automobile lending has experienced declining losses in recent months and expects this trend to continue.

Management does not believe that the reclassification would affect a reader’s judgment as to the operations or financial condition of BCSB.

Comment 14.	We note your supplemental response to comment 38 of our letter dated April 27, 2006. Please provide us with a similar reconciliation for 2004.

Kathryn McHale, Esq.

June 13, 2007

Response to Comment 14.	The following reconciliation presents BCSB’s revised analysis of the transactions affecting the “Loss on repossessed assets” for the three years ended September 30, 2006:

	2006	2005	2004
Estimated collateral value of automobiles repossess during the year	$330	$680	$384

Proceeds from sales, as reported in the statement of cash flows	$(307)	$(422)	$(362)
Loss on repossessed assets, as reported in the statements of operations	(327)	(561)	(255)
Loan deficiencies	304	303	233

	$(330)	$(680)	$(384)

This table has been modified to reflect the elimination of repossessed automobiles that were subsequently redeemed by the customer after bringing the loan current.

Exchange Offer Prospectus Materials

Cover Page

Comment 15.	Please ensure that the cover is limited to one page.

Response to Comment 15.	The cover page has been revised to be limited to one page.

Comment 16.	Please revise the cover to reflect that the described events take place if the transaction is approved.

Response to Comment 16.	The cover page has been revised to reflect that the described events take place if the transaction is approved.

Comment 17.	Throughout the prospectus where you discuss the informational proposals, please briefly describe the effect the proposals will have on shareholders’ rights and that these proposals will go into effect automatically upon the affirmative vote by shareholders for the conversion.

Response to Comment 17.	Disclosure has been provided on pages 5-6, 9, 34 and 41 in response to this comment.

Kathryn McHale, Esq.

June 13, 2007

Reference to Additional Information, inside cover page

Comment 18.	We do not find any documents incorporated by reference. Please revise.

Response to Comment 18.	Page 1 of the exchange offer prospectus has been revised in response to this comment.

Summary, page 10

Comment 19.	Here and in the body of the prospectus, please address when the exchange will take place. Give the latest date certain to which the offering can go on and clarify that it may be extended beyond that date.

Response to Comment 19.	Disclosure has been provided on pages 14 and 149 of the exchange offer prospectus in response to this comment.

Comment 20.	Disclose whether current shareholders will be able to sell their shares prior to the exchange and, in the body of the prospectus, describe the consequences for those who buy shares between the time of the vote and the exchange.

Response to Comment 20.	Disclosure has been provided on pages 14 and 149 of the exchange offer prospectus in response to this comment.

The Exchange of Existing Shares…, page 15

Comment 21.	Where appropriate, include in the forepart the per share information now found on page 38. Include a textual explanation as to why dividends are not included in the table.

Response to Comment 21.	The requested disclosure has been provided on pages 14-15 of the exchange offer prospectus.

After-Market Performance…, page 18

Comment 22.	Please disclose whether these are all Nasdaq traded companies. If a significant number are OTC traded companies please identify for each where it is traded and give the average appreciation figures for these two sets of companies. Note also for the offering prospectus.

Response to Comment 22.	The requested disclosure has been provided on page 14 of the prospectus and page 17 of the exchange offer prospectus.

Kathryn McHale, Esq.

June 13, 2007

Interest of Management and Directors…, page 22

Comment 23.	Please consider combining the information with that on page 20. It addresses the same matter.

Response to Comment 23.	The information from these two sections has been combined on page 19 of the exchange offer prospectus.

The Market Value of BCSB…, page 27

Comment 24.	Quantify the share value decline on a worst case scenario, at $10 per share and as of a recent trading price.

Response to Comment 24.	The requested disclosure has been provided on page 26 of the exchange offer prospectus.

Information about the Special Meeting, page 30

Comment 25.	Please revise your presentation order so that the summary selected financial information is included prior to this section.

Response to Comment 25.	The presentation has been revised as requested.

Effect of the Conversion on Stockholders…, page 145

Comment 26.	Please revise this section to at least provide a statement about the change in rights that will take place, together with a reference to the more complete discussion later in the prospectus.

Response to Comment 26.	The requested disclosure has been provided on page 38 of the exchange offer prospectus. Please note that the discussion of the effect of the conversion on stockholders that previously appeared on page 145 has been deleted because it was duplicative of the discussion that appears on page 38 of the exchange offer prospectus.

Other Matters, page 181

Comment 27.	Adjournment to solicit additional votes must be set out as a separate item for shareholder consideration. Please revise.

Response to Comment 27.	Adjournment has been set out as a separate item for shareholder consideration.

Kathryn McHale, Esq.

June 13, 2007

Exhibits, page II-3

Comment 28.	File the form of proxy as an exhibit item.

Response to Comment 28.	The form of proxy has been filed as Exhibit 99.4 to the Amended Registration Statement.

If you have any questions or further comments, please contact the undersigned or Gary R. Bronstein at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Joel E. Rappoport
Joel E. Rappoport

Enclosures

cc:	Ms. Joyce Sweeney

Mr. John Nolan

David Lyon, Esq.

    Securities and Exchange Commission

Joseph J. Bouffard, President and Chief Executive Officer

    BCSB Bancorp, Inc.

Mr. Conor Quinn

    Stegman & Company

Gary R. Bronstein, Esq.

        Muldoon Murphy & Aguggia, LLP